March 18, 2015

Via EDGAR

Bryan J. Pitko

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Green Meadow Products, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed March 19, 2015
File No. 333-198993

Dear Bryan J Pitko:

This is Green Meadow Products, Inc. 's (the Company) response to your correspondence dated February 26, 2015 relating to the Company's Registration Statement on Form S-1 filed on September 29, 2014. For ease of reference, each of the Staff's comments is reproduced below, followed by our response.

General

1. We note your response to prior comment 1. Please expand the disclosure in your prospectus summary, risk factors, and regulatory section to acknowledge that the FDA may classify your product as a drug specifically because of your statements that your product may be used for pain relief made in your effort to market or sell your product.

Response

We have amended the prospectus summary (P. 5), risk factors (P.10), businnes description (P.17)and regulatory section (P.20)to acknowledge that the FDA may classify our product as a drug specifically because of our statements that our product may be used for pain relief made in our effort to market or sell our product.

2. Please update your financial statements and related financial information in accordance with the requirements set forth in Rule 8-08 of Regulation S-X.

Response

We have updated our financial statements and related financial information accordingly.

Sincerely,

/s/ Stan Windhorn
President, Green Meadow Products, Inc.